

Mail Stop 3561

March 14, 2007

Mr. James A. Clishem
President and Chief Executive Officer
Active Power, Inc.
2128 W. Braker Lane, BK 12
Austin, Texas 78758

> **Re: Active Power, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 12, 2007**
> **File No. 0-30939**

Dear Mr. Clishem:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 12, 2007

1. If true, please revise to disclose in the fourth paragraph that the Board of Directors, the Audit Committee and management also concluded that previously issued quarterly reports during the years 2001 through 2006 should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K.

2. To the extent known, please disclose the facts underlying your conclusion that actual measurement dates for certain past stock option grants differ from the stated grant dates previously used in accounting for such grants and the circumstances that gave

rise to the errors. For example, disclose whether the stated grant dates used in accounting for stock option grants were determined before the terms of awards and recipients were actually determined, terms of awards were changed at later dates or you engaged in techniques to select award dates in connection with disclosure of information to the public. Refer to Item 4.02(a)(2) of Form 8-K.

3. Please provide a more informative description of the facts underlying the potential income tax impact of the errors, including but not limited to, why historical operating expenses and future cash flows may be affected. Refer to Item 4.02(a)(2) of Form 8-K.

4. Please revise to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or the special committee or authorized officer or officers, discussed the matters disclosed in this filing with Ernst & Young LLP. Your reference to "the Company" in the ninth paragraph is unclear in this regard. Refer to Item 4.02(a)(3) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen